FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 1 May 2013, the interest of Mene Pangalos, a person discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each changed as detailed below.

The change in interest relates to the vesting of an award of 8,319 shares made in May 2010 under the AstraZeneca Restricted Share Plan. In accordance with the terms of the award, Mr Pangalos has become beneficially entitled to these shares

Following certain tax deductions, Mr Pangalos has received 4,409 shares into a personal brokerage account.

For tax purposes, the fair market value of the shares at vest was 3342.5 pence per share being the closing price of AstraZeneca ordinary shares on the last trading day preceding the vesting day.

A C N Kemp
Company Secretary
2 May 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 May 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary